Filed by American Midstream Partners LP

Pursuant to Rule 425 under the Securities Act of 1933

and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Southcross Energy Partners, L.P.

Commission File No.: 001-35719

AMID / SXE INTEGRATION UPDATE

Issue 4

NEED FOR SPEED

When an integration is announced, initially it may seem that the Close date is far in the distance and there’s plenty of time to address all of the details that are being identified. But what first seems like a marathon turns into a 1600-meter race. We have completed the first lap of the AMID/SXE Integration 1600-Meter Race. Now that we have completed the first couple of turns, integration teams must calibrate their pace for the remaining distance, and make sure that it’s fast enough to cross the finish line in a way that meets or beats our timeline.

Functional Team Report Out

Due to inclement weather, the Integration Functional Teams and Steering Committee leadership met via conference call in a collaborative working session on Jan. 16, 2018 to report out on our status for Day 1 readiness. During the session, teams focused on key accomplishments, next steps, and critical Day 1 milestones.

Most of the AMID leadership teams have visited with SXE employees in face-to-face meetings. As a result of those discussions, the functional teams are the process getting information out to employees. While all of the details that everyone is looking for are not yet available, teams continue to identify gaps and progress according to the project plans. To address the request for additional information, the Integration Team will increase the frequency of communication for both SXE and AMID employees.

A few takeaways touched upon include:

•  More frequent communication is needed

•  The commercial processes and supporting systems are complex and increased focus is required for Day 1 readiness

•  HR plans need to be solidified and communicated

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The Integration Team is committed to increase

    the frequency of face-to-face

        employee integration communication.

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Closing is targeted for Q2, and execution of our robust project plans is critical to making that happen.

Key highlights from the various functions are:

Commercial

The team continues to put a great amount of effort into diving into the Contract-to-Cash and deal entry processes. The goal is identification of possible opportunities to optimize Quorum, scheduling, measurement, reporting, contracts and invoicing that will lead to AMID improvements that will be of value beyond the integration with SXE. This team is busy working to ensure that the plan is ready in time for the Close. Plans for Day 1 customer communications and potential targeted customer meetings were begun.

Next steps include:

•	Continue discovery work around gas scheduling and nominations processes, gaps, and opportunities
•	Conduct joint working sessions focused on asset management
•	Obtain SXE inter-company contracts and collaborate with Finance / Accounting on future inter-company transfer / architecture discussions
•	Continue opportunity analysis on Contract-to-Cash process

Must-do’s for Day 1 include:

•	Business continuity is critical
•	Implement Contract Migration Plan
•	Cross access for AMID and SXE systems
•	Send customer communications and coordinate customer events

Finance & Treasury

The team met in Dallas to conduct an in-depth discussion and analysis of the SXE model. They also finalized their project plan, including all dates, resources, tasks and critical milestones. The SXE Treasury Sarbanes-Oxley Act (SOX) narrative and other data requests were received.

Next steps include:

•	Document SXE Daily Operations Report Process
•	Continue to review and analyze SXE letters of credit (LCs), leases and Parental Company Guarantees (PCGs)
•	Obtain SXE insurance policies and facilitate global insurance review with Lockton, to roll-out upon Close
•	Obtain SXE 2018 budget to review assumptions made, and bridge to acquisition model
•	Obtain SXE inter-company contracts and collaborate with Commercial / Accounting on future inter-company transfer / architecture discussions
•	Continue conducting working sessions (Financial Planning & Analysis, Treasury)
•	Collaborate with HR on communication / training for P-cards / expense reporting policies

Must-do’s for Day 1 include:

•	Ensure adequate ongoing insurance coverage, assign Broker of Record (Lockton)
•	Implement lease strategy
•	Implement LCs strategy
•	PCG / Bank transitions
•	Implement transition to AMID P-card plan
•	Defined settlement process between AMID and SXE

Internal Audit

The team received requested Pre-Close documentation, and has begun their familiarization with SXE processes, policies, and procedures. They have begun preparation of preliminary Controls mapping between AMID and SXE. They also updated their project plans based on additional discovery about AMID function dependencies.

Next steps include:

•	Continue review of SXE processes and other information received
•	Determine SXE IA resource role during the transition

Must-do’s for Day 1 include:

•	Preliminary audit approach based on the Accounting integration plan
•	Consolidated Risks and Controls Matrix

Accounting

Since the last report out, the Accounting Team met in Dallas, where they discussed the SXE organization structure and accounting responsibilities, and obtained a high-level understanding of company operations.

Next steps include:

•	Follow-up on requested Pre-Close documentation
•	Familiarization with SXE accounting processes, policies, and procedures
•	Assess project plans based on initial visit to SXE, and adjust as necessary
•	Hiring open positions

Must-do’s for Day 1 include:

•	Plans for preparation of combined SOX process documentation and document communication to Internal Audit
•	SXE Chart of Accounts mapped to AMID Chart of Accounts
•	Updated Chart of Accounts
•	Monthly Close calendars and activities defined and communicated
•	Design for combined consolidation and financial reporting process in place

Technical & Shared Services

The team has begun reviewing the SXE files and understanding their processes, and have begun identifying gaps and developing plans to integrate. The Integrity group met to discuss gas / liquid Integrity Management plans.

Next steps include:

•	Procurement, Land / Right-of-Way (ROW) and Geographic Information Systems (GIS) groups are meeting face-to-face in Dallas Jan. 18
•	Ascertain GIS applications currently in use and determine what services they provide that would benefit AMID
•	Continue to review SXE files and generate further discussion
•	Complete project plan

Must-do’s for Day 1 include:

•	Creation of Authority for Expenditure (AFEs) for SXE transferred projects
•	Reoccurring lease payments
•	Vendor onboarding plan / communications
•	Critical Master Service Agreements (MSAs) and Purchase Orders (POs)

Ops Services & Control Center

Since the last report out, the major activity has been reviewing the SXE files to understand their processes, identify gaps, and further develop plans to integrate.

Next steps include:

•	Visit to SXE Control Center on Jan. 18
•	Develop plan to identify people, processes and systems to support SXE Natural Gas Liquids (NGL) measurement

Must-do’s for Day 1 include:

•	Onboard critical staff
•	Conduct physical inventory
•	Communicate update contacts list
•	Supervisory Control and Data Acquisition (SCADA) and Control Center transition plans in place
•	IT license transfers initiated
•	Implement AMID Control Room Management (CRM) plan, policies, procedures and protocols
•	Follow regulated policy for Fatigue Management and Hours of Service (HOS) per CRM
•	Initialize and review Documentation & Rationalization (D&R) of alarms
•	Validate operator qualified controller credentials

EHS & Regulatory

Good news was reported regarding recent SXE truck leases. ARI and Enterprise Leasing have verbally agreed that AMID can assume these leases. This is a significant cost avoidance attributable to great work by the team.

Next steps:

•	Safety Manual conversion is ongoing and expected to be complete prior to Close
•	Operator Qualification (OQ) Manuals conversion is ongoing
•	Gathering data for rebranding cost estimates

Must-do’s for Day 1 include:

•	Complete internal incident notification protocol training and mock exercise
•	Order uniforms and safety equipment
•	Fuel card availability
•	Power of Attorney (POAs) for fleet transfers

Legal

The Legal team has established all deadlines for the integration project plan, including deliverables for Pre-Close, Day 1, and Post Close. SXE continued to provide AMID with policies and other Pre-Close documentation.

Next steps:

•	Working through action items that have dependencies on other groups
•	Continue receiving legal department information from SXE and conducting gap analysis

Must-do’s for Day 1 include:

•	Complete new entity structure
•	Make all requisite SEC filings

•	Identify confidentiality agreements and special obligations and communicate such obligations to affected employees
•	Complete gap analysis of Delegation of Authority (DOA) to ensure applicability across the organization on Day 1
•	Integrate litigation reporting and begin consolidating management of litigation

Human Resources (HR)

HR is working to confirm employee conversion and transition plans for SXE employees as well as replacement positions to be hired. SXE employee communication has been drafted and is in the review process.

Next steps:

•	Confirm details of employee conversions and transitions
•	Distribute message to SXE employees

Must-do’s for Day 1 include:

•	Employee onboarding / offboarding
•	Communicate HR policies
•	Benefits enrollment
•	Complete hiring for backfills
•	Communicate required employee training
•	Office space availability
•	Job transition and training plans in place

Information Technology (IT)

IT continued to discuss and identify projects with a potential integration impact. This is critical to understanding the implementation timeline for several of the functions, as it can have a direct impact on their transition plans. Other accomplishments include engaging with the TIES business analyst to assist collecting data for contract reconciliation, a preliminary review of IT licensing information, and identification of 3rd party resources required for integration execution. The support of the Contract-to-Cash review and mapping continued.

Next steps:

•	Deep dive of network infrastructure, server inventory and communications

Must-do’s for Day 1 include:

•	AMID email addresses for previous SXE employees on Day 1
•	Cross domain network access
•	Critical application logons for key employees
•	Draft communication for Day 1 IT support
•	Identify and engage 3rd party vendors / contractors required for integration execution
•	Continue management and successful delivery of in-flight IT projects required to integrate

All integration work involves planning for how the integrated company will operate after the transaction closes. Until the transaction is completed, the parties remain separate and independent competitors in the market, and it remains business as usual for each company. This issue is purely informational and does provide any binding right for employees of either AMID or SXE.

Additional Information and Where to Find it

This communication relates to a proposed business combination between American Midstream Partners, LP (“AMID”) and Southcross Energy Partners, L.P. (“SXE”). In connection with the proposed transaction, AMID and/or SXE expect to file a proxy statement/prospectus and other documents with the Securities and Exchange Commission (“SEC”).

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of SXE. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from SXE’s internet website for investors at http://investors.southcrossenergy.com, and from AMID’s investor relations website at http://www.americanmidstream.com/investorrelations. Investors and security holders may also read and copy any reports, statements and other information filed by AMID and SXE with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participation in the Solicitation of Votes

AMID and SXE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding SXE’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 9, 2017. Information regarding AMID’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.